UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BARNES GROUP INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

067806-10-9

(CUSIP Number)

Thomas O. Barnes 123 Main Street, Bristol, CT 06010, (860) 583-7070

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 067806-10-9
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas O. Barnes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially by Owned by Each Reporting Person with	7.	Sole Voting Power 3,621,058
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,289,840
	10.	Shared Dispositive Power 2,331,218
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,621,058
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.62%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 amends and supplements the Schedule 13D originally filed by Thomas O. Barnes (the “Reporting Person”), relating to the Common Stock, par value $0.01 per share (the “Common Stock.”) as amended by Amendment No. 1 to Schedule l3D filed on June 11, 2007 and Amendment No. 2 filed on January 29, 2008 (collectively the “Prior Filings”). Unless otherwise defined, capitalized terms used in this Amendment No. 3 shall have the meaning ascribed to them in Prior Filings.

Item 5.	Interest in Securities of the Issuer

Item 5 is supplemented by adding the following:

(a)	To the knowledge of the Reporting Person, as of October 26, 2010, there were 54,710,748 shares of Common Stock of Barnes Group Inc. as set forth in the Form 10-Q for the quarter ended September 30, 2010. The Reporting Person beneficially owned as of the date of this report 3,621,058 shares of Common Stock of the Company, representing 6.62% of the outstanding Common Stock.

(b)	As of December 14, 2010, the Reporting Person has the sole power to vote or to direct the vote of 3,621,058 shares, sole power to dispose of 1,289,840 shares, and shared power to direct the disposition of 2,331,218 shares of Common Stock.

(c)	On November 23, 2010, two of the trusts of which the Reporting Person is the Trustee disposed of 888,352 shares and 191,558 shares in gift transactions and the Reporting Person received 243,694 shares.

On November 30, 2010, one of the trusts of which the Reporting is the Trustee sold 2,270 shares of common stock on the New York Stock Exchange at a sale price of $19.1037 per share. The trust received $43.365.3990 as a result of this sale.

On December 1, 2010, the Reporting Person sold 80,000 shares of common stock pursuant to a 10b5-l trading plan on the New York Stock Exchange at a limit order price of $19.5185. The Reporting Person received $1,561,480 as a result of the sale.

(d)	Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the Common Stock. None of such other persons has any right or power relating to more than five percent of the total amount of Common Stock outstanding.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

December 15, 2010
Date

/s/ Thomas O. Barnes
Signature

Thomas O. Barnes
Name/Title

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